# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Certaintio Inc
41 Sawyer Road
Wellesley, MA 02481
https://www.certaintio.com

Up to $1,069,999.84 in Common Stock at $0.13
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Certaintio Inc
**Address:** 41 Sawyer Road, Wellesley, MA 02481
**State of Incorporation:** DE
**Date Incorporated:** May 01, 2018

## Terms:

**Equity**

**Offering Minimum:** $9,999.99 | 76,923 shares of Common Stock
**Offering Maximum:** $1,069,999.84 | 8,230,768 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.13
**Minimum Investment Amount (per investor):** $249.99

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses*.**

Amount-Based:

Perk Level 1:

Invest $1,000 and receive an invitation to private quarterly review calls

Perk Level 2:

Invest $2,000 and receive an invitation to private quarterly review calls & a question submitted in advance of each call

Perk Level 3:

Invest $5,000 and receive an invitation to private quarterly review calls, a question submitted in advance of each call, invitation to Founders Circle, monthly newsletter, and founder's email contact information

Perk Level 4:

Invest $10,000 and receive an invitation to private quarterly review calls, a question submitted in advance of each call, invitation to Founders Circle, monthly newsletter, founder's email contact information, and a private quarterly call

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Certaintio Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $13.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested. Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

Certaintio Inc. (“Certaintio” or the “Company”) is a C-corporation, organized on May 1, 2018, under the laws of the state of Delaware, that provides software that authenticates, packages, secures against alteration and theft, and provides owner management for non-fungible tokens also known as NFTs. The Company’s business model will consist of three targets: direct to NFT owners through an online ecommerce portal, volume contracts with brands that create and sell NFTs, and license agreements with companies that integrate our technology into their NFT platforms. Our services may also be sold direct-to-consumer and businesses online. Users of our NFT application will not have to buy or sell their NFTs using cryptocurrencies; our platform will connect to established currency-based eCommerce platforms.

The three main reasons to invest in Certaintio are:

1. One of the first companies that is building security software for the NFT marketplace, which we believe will become essential as consumers and brands press for greater regulation of the marketplace and tools to fight theft, fraud, and alteration.

2. We will not require that NFT transactions take place in cryptocurrency which increases the available market size to us, which could lead to faster growth and additional channels to earn revenue.

3. The Company's Intellectual Property ("IP"): The Company owns several software applications to manage the recognition of image-based and voice-based identities. The Company also has licensed three US Patents owned by Shuttersong Incorporated DBA Adsonica to handle the core NFT image and non-image data packaging. In addition to this, Certaintio has other IP that it has developed including two registered trademarks and multiple domain names. William Agush, the CEO, is the owner of both companies. Our services package a multi-asset file that is then uploaded to your preferred exchange where the file is minted and becomes an NFT. We can also take an existing NFT, add more assets to it and then add our packaging, protection and viewing capabilities.

*Competitors and Industry*

Industry

Non-fungible token (NFT) is a unique identifier that represents ownership of real-world or digital assets, such as art, music, collectibles, in-game items, and even real estate. These tokens are cryptographically secured in a blockchain and the cryptocurrency of the underlying blockchain is used for NFT transactions. NFTs are predominantly traded and exchanged in NFT marketplaces, these include well-known companies such as OpenSea and Rarible, and specialist exchanges such as Grandbazar.io and NBA Top Shot. A comprehensive listing of exchanges can be found at Golden.com (https://golden.com/query/list-of-nft-marketplaces-5M8M).

A report in July 2022 from the research firm Verified Market Research (https://www.verifiedmarketresearch.com/) values the global NFT market at $11.3 billion in 2021 growing to $231 billion in 2030. In May 2022 another consulting firm, SkyQuest Technology (https://skyquestt.com/) released an estimate of $15.77 billion for 2021 with a growth rate of 34% between 2022 and 2028.

Source: https://cointelegraph.com/news/nft-market-worth-231b-by-2030-report-projects-big-growth-for-sector

The security/protection segment of the market where Certaintio plans to introduce its products is just getting started. To the best of our knowledge, there were no NFT security/protection companies in the market prior to 2021.

Venture funding for NFT startups remains solid. CB-Insights reported that for the first time more venture funding ($2.4B) went to NFT startups than any other blockchain category. These include NFT marketplaces, games and infrastructure providers. VC dollars are shifting from centralized crypto and custody providers to Web3 categories with early-stage deals accounting for 91% of all NFT-related transactions.

This indicates that the category is far from mature and that there is ample opportunity for new technologies to enter the market and gain investor support.

Source: CB-Insights - State of The Blockchain Q1 2022 (pp. 7, 8, 40)

<u>Competitors</u>

The Company has no known direct competitors in the NFT protection/security industry as the market is just beginning to form. There are other companies within the overall NFT security market that are working on different, parallel applications - for example, Doppel (https://www.doppel.com/) has developed a prototype for cross-blockchain, real-time anti-fraud detection. After four months in business, they were able to raise $5 million.

https://www.finsmes.com/2022/05/doppel-closes-5m-seed-funding-round.html

The major NFT exchange OpenSea has raised $427 million and is developing its own tools to protect buyers and sellers in response to serious theft and fraud-related issues.

*Sources:*
*https://www.crunchbase.com/organization/opensea*
*https://www.opensea.com*
*https://www.nytimes.com/2022/06/06/technology/nft-opensea-theft-fraud.html*

One particularly interesting company is ORIGYN which uses generates digital certificates of authenticity and most recently raised $20M at a $300M valuation. Our technology could be used to enhance their offering by providing multi-asset packaging and the added security of our play application.

*Source:*
*https://www.coindesk.com/business/2021/11/23/nft-authenticator-origyn-raises-20m-at-a-300m-valuation/*

A recent positive development is the formation of the Content Authenticity Initiative (https://contentauthenticity.org/). The CAI is an organization working with other vendors to fight misinformation and add a layer of verifiable trust to all types of digital content, starting with photo and video, through provenance and attribution solutions. Early supporters include Adobe, Microsoft and others. We are a full member of the organization and we expect to work with them to expand their single asset verification to be able to use our multi-asset protocols.

Despite the emerging competitive landscape, the Company stands out in the NFT industry because it is focused on building applications that place security/protection under the control of the owner of an NFT and it specializes in securing NFTs that are made up of multiple assets into a single, highly protectable package.

*Current Stage and Roadmap*

Current Stage/Product Stage

The Company is in the early stages of prototyping its product. The core technology has already been fully architected. The major work is to connect the packaging application to the blockchain and building the application that gives NFT owners and creators control over who/how the contents of the NFT are viewed. A key aspect of the core technology is the ability to take multiple media assets (photos, audio, and other data) and combine them into a single file. This technology has been proven through rigorous testing. We estimate that it will take 6 months to have a beta version of the product that can be placed into production.

Future Roadmap

Once the beta version is in the market we anticipate continually providing security updates as new and novel threats appear. We also plan to seek relationships with individual brands and the NFT creation/selling platforms to grow our business. Our objective is to make our product easy and readily available no matter how and where NFTs are created. In parallel, we anticipate working with other vendors in the security marketplace to integrate with their products and to collaborate in the development and implementation of standardized protocols across the spectrum of NFT security providers. We expect this to occur within the first 2-3 months.

We anticipate forming a partnership with the Content Authenticity Initiative to promote our authenticity and protection applications to their membership beyond the first 60-90 days.

The Company's efforts for the next few years will be focused on expanding market share, growing our distribution network, and research and development of our future products, among others. A key objective of the next 2-3 years will be to anticipate the requirements for geographic distribution anywhere in the world.

## The Team

### Officers and Directors

**Name:** William Agush

William Agush's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** Supervision and control of the Corporation's business. Compensation: $180,000 per year, however in 2022 only $30,000 has been paid to date. William owns 6,700,000 fully paid shares of common stock and has no additional bonus, options or other equity vehicles. He currently spends approximately 35-50 hours per week working for Certaintio

- **Position:** Secretary
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** Recording the proceedings of all meetings of the stockholders and the Board of Directors

- **Position:** Treasurer
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** General management of the financial affairs of the Corporation

- **Position:** Financial Manager
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** Bookkeeping and routine financial matters

- **Position:** CEO
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** Responsibilities include making major corporate decisions, managing the overall operations and resources of the company, and ensuring the directives and goals of the board of directors are executed through corporate operations.

- **Position:** Director
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Shuttersong Incorporated d/b/a Adsonica
  **Title:** President
  **Dates of Service:** September 12, 2012 - Present
  **Responsibilities:** General Supervision and control of the Corporation's business. There is no compensation paid for this position after April 2022. His work for this company involves an estimated 5 hours per week to fulfill

**Name:** Wendy Wheeler

Wendy Wheeler's current primary role is with is a retired executive. Wendy Wheeler currently services 1-2 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** Board of Directors

**Name:** John Ivey

John Ivey's current primary role is with Catalyst Marketing. John Ivey currently services 1-2 hours per month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** May 02, 2018 - Present
  **Responsibilities:** Board of Directors

Other business experience in the past three years:

- **Employer:** Catalyst Marketing
  **Title:** Chief Executive Officer
  **Dates of Service:** July 01, 2015 - Present
  **Responsibilities:** Running the company

**Name:** Gilman J. Anderson

Gilman J. Anderson's current primary role is with Kinzi & Company. Gilman J. Anderson currently services 1-2 hours per month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** May 01, 2018 - Present
  **Responsibilities:** Board of Directors

Other business experience in the past three years:

- **Employer:** Kinzi & Company
  **Title:** Managing Partner
  **Dates of Service:** April 01, 2013 - Present

**Responsibilities:** Running the company

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock

back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the blockchain or NFT (non-fungible token) software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company is offering common stock in the amount of up to $1,069,999.84 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is highly likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*We are reliant on one main type of service*

All of our current services are variants on one type of service, providing a platform for creating and protecting NFTs (non-fungible tokens). Our revenues are therefore dependent upon the market for creating and protecting NFTs.

*We may never have an operational product or service*

It is possible that there may never be an operational NFT security application or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

*Some of our products are still in prototype phase and might never be operational products*

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have not yet developed a prototype for our NFT (non-fungible token) security application. Delays or cost overruns in the development of our NFT security application and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will likely need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our sales projections are based on an assumption that with partnerships, advertising, and marketing our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies that are currently developing products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Certaintio Incorporated was formed on May 1, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Certaintio has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that NFT security is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit, and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company owns two (2) trademarks and multiple copyrights, Internet domain names, and trade secrets. It also has rights in three (3) US Patents by license from the patent owners. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such

practices may invade the capital of the Company.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
Our business involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider, and other personal data, as well as information required to access customer assets. We are building a reputation on the premise that our platform offers customers a secure way to create, view, or share their NFT (non-fungible token) assets. An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure. Attacks upon systems across a variety of industries, including the crypto industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors.

*The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility*
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets, including NFTs (non-fungible tokens). For example, a security breach that affects investor or user confidence in blockchain assets may also cause the price of the NFTs to fluctuate and fewer NFT creators or owners may choose to apply our protection to their NFTs.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is highly likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We are reliant on one main type of service*
All of our products and services will be variants of one type of service, providing a platform for creating and protecting NFTs (non-fungible tokens). Our revenues are

therefore dependent upon the market for creation and protection of NFTs.

*Minority holder; securities with voting rights*
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could harm our business.*
Our platform contains software modules licensed to us by third-party authors under "open source" licenses. We also make certain of our own software available to users for free under various open source licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

*Any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or their NFTs and adversely impact our brand and reputation and our business, operating results, and financial condition*
Our reputation and ability to attract and retain customers and grow our business depends on our ability to operate our service at high levels of reliability, scalability, and performance, including the ability to process and monitor, on a daily basis, a large number of transactions that occur at high volume and frequencies across multiple systems. Our platform, the ability of our customers to create, view, or share their NFTs, and our ability to operate at a high level, are dependent on our ability to access the blockchain networks underlying the supported crypto assets, for which access is dependent on our systems' ability to access the internet. Further, the successful and continued operations of such blockchain networks will depend on a network of computers, miners, or validators, and their continued operations, all of which may be impacted by service interruptions. Our systems, the systems of our third-party service

providers and partners, and certain crypto asset and blockchain networks may from time to time, experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary application volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Some of our systems or the systems of our third-party service providers and partners are not fully redundant, and our or their disaster recovery planning may not be sufficient for all possible outcomes or events. If any of our systems, or those of our third-party service providers, are disrupted for any reason, our products and services may fail, resulting in unanticipated disruptions, slower response times, and delays in our customers' ability to access these systems. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Frequent or persistent interruptions in our services could cause current or potential customers or partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands.

*Unfavorable media coverage of us or the NFT industry, in general, could negatively affect our business.*
The crypto economy receives a high degree of media coverage around the world. Unfavorable publicity regarding, for example, our product functionality, product quality, litigation or regulatory activity, privacy practices, terms of service, employment matters, the use of our products, services, or the actions of our customers, or the actions of other companies that provide similar services to ours, could in the future, adversely affect our reputation. Further, we may be the target of social media campaigns criticizing actual or perceived actions or inaction that are disfavored by our customers, employees, or society-at-large, which campaigns could materially impact our customers' decisions to create, view, and share NFTs on our platform. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and result in a decrease in net revenue, which could adversely affect our business, operating results, and financial condition.

*The amount raised in this offering may include investments from company insiders or immediate family members.*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*The Company's Chief Executive Officer concurrently works for another company.*
The Company's Chief Executive officer also works as the President for Shuttersong Incorporated d/b/a Adsonica. While the CEO spends up to 50 hours a week and treats this business as a top priority, his guidance is still required for matters related to

operations and financial management. The CEO's work with Shuttersong requires only 5 hours per week on average and is uncompensated. The goal is to allow the CEO to transition all Shuttersong responsibilities to a new executive in 2023.

***The regulatory regime governing blockchain technologies and NFTs is uncertain. Developments in regulations in the United States or in other jurisdictions may restrict the use of blockchain assets, in a manner that adversely affects our business.***
Regulation of digital assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on us. The regulatory status of digital assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of NFTs. These legislative and regulatory changes or actions that affect the accessibility, ownership or transfer of NFTs could adversely affect demand for our product.

***Pursuant to our Certificate of Incorporation our Board has the discretion to declare and pay dividends to the holders of Preferred Stock without simultaneously declaring a dividend on our common stock.***
Pursuant to our Certificate of Incorporation our Board has the discretion to declare and pay dividends to the holders of Preferred Stock, without paying any dividends on our common stock, and shall not declare and pay any dividends on the common stock, unless dividends are simultaneously paid to the holders of Preferred Stock, on a pari pasu basis.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| William Agush | 6,700,000 | Common Stock | 22.63% |

## The Company's Securities

The Company has authorized Preferred Stock, Common Stock, and Safes I - XII. As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,230,768 of Common Stock.

***Preferred Stock***

The amount of security authorized is 15,000,000 with a total of 13,728,416 outstanding.

*Voting Rights*

Each share of Preferred Stock shall entitle the holder thereof to vote, together with the holders of Common Stock , all of the other holders of Preferred Stock and the holders of any other class or series of voting stock of the Corporation (including Senior Stock), all voting together as a single class, on all matters as to which stockholders of the Corporation shall be entitled to vote. In addition, until such time as there is less than 700,000 outstanding shares of Preferred Stock (subject to adjustments in the event of stock dividends, stock splits, combinations or other similar recapitalizations), the holders of a majority of the outstanding shares of preferred stock, voting as a separate class, shall have the right to elect one member to the Board of Directors. In addition, until such time as there is less than 700,000 outstanding shares of Preferred Stock (subject to adjustments in the event of stock dividends, stock splits, combinations or other similar recapitalizations), the holders of a majority of the outstanding shares of preferred stock have the right to approve certain corporate actions, including, but not limited to, amendments to the Certificate of Incorporation, certain Bylaw amendments, any merger or consolidation, the declaration of certain types of dividends, certain repurchases of common stock, the incurrence debt for borrowed money in excess of $10,000 in the aggregate, the issuance of any equity securities to an officer, director, employee or consultant unless such equity is reserved for issuance under the company's equity incentive plan, increase the pool of securities available for issuance under the equity incentive plan, the creation of any new equity incentive plans, any changes to compensation or benefits of any board member or member of senior management, or engaging in any related party transactions with any member of senior management, board member or their respective family members and affiliates.

*Material Rights*

1. Dividend Rights. Our Board has the discretion to declare and pay dividends to the holders of Preferred Stock, without paying any dividends on our common stock. In addition, our Board may not declare and pay any dividends on the common stock, unless dividends are simultaneously paid to the holders of Preferred Stock, on a pari pasu basis.

2. Option Conversion Rights. The holders of Preferred Stock may, at their option, and at any time, convert their Preferred Stock into common stock, on a one for one basis, subject to adjustments in the event of stock dividends, stock splits, combinations or other similar recapitalizations.

***Common Stock***

The amount of security authorized is 37,000,000 with a total of 15,879,930 outstanding.

*Voting Rights*

Holders of Common Stock shall have full voting rights and powers to vote on all matters submitted to stockholders of the Company for vote, consent or approval. Please see Other Material Rights section below for voting rights of securities sold in this offering below.

*Material Rights*

*The total amount outstanding includes 415,000 of shares to be issued pursuant to stock options issued.*

*The total amount outstanding includes 3,296,724 of shares to be issued pursuant to stock options, reserved but unissued.*

*Please see the Company's Articles of Incorporation, attached to the Offering Memorandum as Exhibit F, for complete information on rights of securities.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Safes I - XII*

The security will convert into Preferred stock and the terms of the Safes I - XII are outlined below:

**Amount outstanding:** $169,488.08
**Interest Rate:** 0.0%
**Discount Rate:** 25.0%
**Valuation Cap:** None
**Conversion Trigger:** If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investors a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Preferred Stock discount price.

*Material Rights*

If the Company engages in any preferred stock financing, before the expiration or termination of the SAFE, there is a liquidity event before the expiration or termination of the SAFE, the investor will, at its option, either a) receive a cash payn1ent equal to the Purchase Amount or b) automatically receive from the Company a number of shares of the founders Preferred Stock equal to the purchase amount divided by the liquidity price. If there is a Dissolution Event before this SAFE expires or terminates, the Company will pay, out of amounts legally available for distribution, and in preference to any payments to the holders of equity, an amount equal to the purchase amount. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. This stock has no anti-dilution rights.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  **Final amount sold:** $169,488.08
  **Use of proceeds:** Payoff of promissory note for the purchase of IP from Shuttersong and to cover short term operating costs of the current offering
  **Date:** June 29, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

### How long can the business operate without revenue:

If the company is successful in raising the full $1,069,999.84 of the offering it will be able to operate for 9 months without revenue. For each $100,000 not raised that operating runway is reduced by approximately 1 month.

### Foreseeable major expenses based on projections:

At this stage of the company's development, the major expense is people-related. Based on current market conditions and early stage needs we will be able to hire 5-6 people in a distributed work environment. We will add interim and temporary resources from development firms in Indonesia and locally for short-term or specialized skills required.

Until the product is in beta, approximately 6 months from the fundraising, and ready for early customers there is minimal need for marketing campaigns or other awareness activities. The first 3-4 customers will be partners who will provide both initial revenue and product/market fit feedback.

Our top 5 expenses forecast in our "Use of Proceeds" are as follows:

1. People-related expenses **53.9%**

2. Patent and other software licenses **15.1%**

3. Beta stage marketing and PR **5.2%**

4. Contract software developers **5.1%**

5. Legal and Accounting **4.7%**

### Future operational challenges:

We are developing novel software that has not been on the market before. This means that most of the people we hire will not have developed software like this before and may not be able to overcome the challenges presented by it. With the best people requiring that they be able to work remotely will place additional operating challenges related to managing and oversight, adherence to software documentation standards, and compliance.

**Future challenges related to capital resources:**

Software development is unpredictable and will require considerable investment to enter the market with a fully commercialized product. Because the company will be heavily dependent on people in the beginning it is much harder to control expenses. Marketing expenses can be stopped with immediate impact where workforce reduction could derail the development, and the impact on cash takes at least a month to see.

**Future milestones and events:**

There are several milestones that will significantly impact the company

1. The completion and demonstration of the NFT security product will enable the company to start to collect revenue and will enable it to raise growth capital to expand the company at favorable terms

2. Attracting several high-profile blockchain/NFT developers from a large competitive brand will significantly increase our credibility and will help us in securing partnerships and analyst coverage,

3. Being able to obtain significant amounts of venture capital could give us the ability to make targeted acquisitions to expand our footprint in the NFT security space.

4. Attracting a highly-regarded CEO-level board member would give us additional domain expertise at the board level to make strategic decisions or to lead the effort to make acquisitions or exit the company.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

We have minimal cash on hand. The company continues to operate without payment of salaries or licensing fees for the patents. Continuing in business depends on raising capital.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

These funds are critical to the development of the prototype product.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised**

**from the crowdfunding campaign?)**

These funds are critical to the company's viability.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Based on current market for developers and 100% of the available funds going to StartEngine fees.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Based on the current market for developers and tight adherence to our use of proceeds, raising the maximum would provide sufficient capital to operate the company for 9 months and to deliver a working prototype and an initial partner relationship. We have budgeted fees for a financial audit that will enable us to raise us up to an additional $4 million.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We intend to secure the financial audit necessary to extend our raise to a total under Regulation CF of $5 million or to secure a conventional late-seed conventional venture funding.

## Indebtedness

- **Creditor:** US Small Business Administration EIDL
  **Amount Owed:** $198,900.00
  **Interest Rate:** 3.75%
  **Maturity Date:** December 05, 2050

- **Creditor:** Safes I - XII
  **Amount Owed:** $169,488.08
  **Interest Rate:** 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investors a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Preferred Stock discount price. If there is a liquidity event before the expiration or termination of this instrument, the iinvestor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b)

automatically receive from the Company a number of shares of the founders Preferred Stock equal to the purchase amount divided by the liquidity price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## Related Party Transactions

- **Name of Entity:** Shuttersong Incorporated
  **Names of 20% owners:** William Agush
  **Relationship to Company:** Certaintio and Shuttersong are separate companies with the same ownership structure at formation.
  **Nature / amount of interest in the transaction:** Certaintio was formed through a spin-out from Shuttersong Incorporated in May 2018, where each shareholder in Shuttersong Incorporated received the same number of shares in Certaintio on the date of formation. On that date, these two separate companies had the same ownership structure. Software developed by Shuttersong was sold to Certaintio on May 1, 2018 and was financed by the issuance of a Promissory Note from Certaintio to Shuttersong. This note has been repaid. Both of these transactions happened in 2018 and since then there have been no recent activities related to these events. In 2021 and 2020, Certaintio purchased $225,847 and $65,000 in contract labor from Shuttersong. These are the only related party transactions the company has had with Shuttersong in the last two financial years.
  **Material Terms:** The spin-out and sale of IP were completed and explained above. Terms for Certaintio's acquisition of IP from Shuttersong was by payment of $100,000 financed by the issuance of a Promissory Note. This note has been repaid. The IP Transfer Agreement and the Promissory Note is attached. Terms for Certaintio's purchase of contractor time from Shuttersong was billed by time at approximately $25-50 per hour. In 2020 Certaintio purchased $65,000 in contract labor from Shuttersong, whereas in 2021 this purchase was $225,847. Certainio can terminate the agreement at any time without penalty.

## Valuation

**Pre-Money Valuation:** $3,849,084.98

**Valuation Details:**

We based our pre-money valuation on four factors:

1) Factor one was the average seed deal of $4 million pre-money as reported in the Q1 2022 Pitchbook US VC Valuations Report (page 4) which we adjusted down to $3.8 million pre-money based on the stage of development;

2) Factor 2 was a scarcity of blockchain and NFT offerings on publicly available platforms - non-accredited investors have few if any options to invest in this active market;

3) Factor 3 was the unique nature of the technology which is secured by three US Patents;

4) Factor 4 was the Company's management experience and history of prior business successes.

**Comparables**

The valuation placed on Certaintio was based on the 2022 average for Seed deals as reported by Pitchbook of $4 million (Source: Pitchbook Q1 2022 US VC Valuations report pg. 4). In addition here are several comparable companies in the NFT marketplace that have raised Seed stage funding in 2022 to-date:

1. The Happy Company - $7.5 Million Seed Stage - Content

https://www.coindesk.com/business/2022/04/28/oursong-raises-75m-in-seed-funding-to-help-artists-build-a-community-through-nfts/

The Happy Company is an NFT creating platform focused on musical artists. They would be an exchange partner using our technology.

2. Doppel - $5 Million Seed Stage - protection/security

https://www.prnewswire.com/news-releases/ftx-ventures-leads-5m-seed-round-for-nft-trust-layer-doppel-301554125.html

Doppel is a security company that protects against fake NFTs across multiple blockchains. We are similar to them in terms of the overall NFT security space and are approximately 6 months ahead of us in their development.

3. Niftys - $10 million Seed Stage - social networking

https://pitchbook.com/profiles/company/463218-49#overview

Nifty's is an NFT creation platform and exchange that is structured like a social network. They would be an exchange partner using our technology.

4. Verisart - $3 million Seed State - protection/security

https://pitchbook.com/profiles/company/117698-59#timeline

Verisart is an NFT platform that focuses on the creation of NFTs from physical artworks (for example, a sculpture or painting). Protection is a key aspect of their differentiation and would be an exchange partner using our technology.

5. DoinGud - $5 million Seed Stage - Content

https://www.globenewswire.com/en/news-release/2021/09/30/2306249/0/en/Social-impact-organization-DoinGud-raises-5-Million-in-their-mission-to-change-the-world-of-art-and-charity.html

DoinGud brings together leading talent from the crypto and creative communities, to the cultural realm. They are a community with very diverse and multitalented backgrounds, united by the shared passion of doing good. would be an exchange partner using our technology.

### Additional Considerations

Each of these companies is at the same relative stage of development and is 4-6 months ahead of us in development and go-to-market. Their valuations are one stage ahead of us - at an average of $5 million - approximately 125% of our $3.8 million target.

Our management team and our outside resources have had considerable business experience and technical know-how. William Agush has 30+ years as a global marketing executive working for both startups and $500 million roll-ups. He's also founded multiple start-ups including the world's first network-based quality control for the film processing industry in 1979, an auction-based problem-solving network known as thinkforme.com, and most recently Shuttersong whose technology powers Certaintio. Brian Howell was one of the first employees at PictureTel, the $400 million videoconferencing company designing software that resulted in 5 patents and the world's largest dial-up videoconference launch from the Hudson Theatre in New York.

### Conclusion

Based on our analysis of the above factors, we believe our pre-money valuation of $3,849,084.98 is reasonable and accurate.

*Disclaimers*

*The Company set its valuation internally, without a formal-third party independent evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Startengine Service Fees*
  94.5%
  Fees for certain services provided by Startengine

If we raise the over allotment amount of $1,069,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Technical Employment*
  26.5%
  Salaries for up to three full-time Javascript/Full Stack developers for 9 months. Part-time contractors for UI/UX, database development, and network management. The assumption is they work remotely.

- *Non-Technical Employment*
  2.3%
  Salary for a full-time marketing specialist for 3 months leading up to the beta launch. The assumption is they work remotely.

- *Management Employment*
  23.1%
  Salaries for the management team for 9 months with the addition of a VP of Partnerships post-beta for 2-3 months. The assumption is they work remotely.

- *Payroll Taxes*
  3.7%
  The employer-paid portion of the payroll taxes.

- *Medical Insurance/Local Taxes*
  6.9%
  Employment healthcare benefits costs, including local Family Leave, Unemployment contribution, and others.

- *Research Services*
  2.8%
  Obtain research data to enable strategic decisions on how to design the Certaintio platform. This includes data from conventional analysts and customized research we contract for.

- *Patent Licenses*
  15.1%
  We license image and data combination patents to create multi-asset data packages and to display the contents of the data package. During the first 6 months of the term, the license fees have been reduced, with the option for the reduced fees to be extended if the product is not yet in the market or if the

proposed funding begins after the effective date of the license. The Use of Proceeds reflects the reduced fees.

- *Legal and Accounting*
  4.7%
  Costs associated with documenting legal partnerships, obtaining an audit of 2021 and 2022, and providing routine accounting (including quarterly reports and other mandatory filings).

- *Office Expenses*
  2.0%
  Telecoms, Internet, software applications, and hardware leases.

- *Insurance*
  1.2%
  The company is obligated as a condition of the SBA EIDL loan to provide general hazard insurance in the amount of the loan, and have comprehensive liability, D&O, and Cyber-attack coverage. When our product is in the market the company will obtain Web3 coverage as well.

- *Marketing*
  5.2%
  Beta-stage PR support, attendance at industry trade shows, web site build-out, podcast and analyst relations.

- *StartEngine One-Time fee*
  1.0%
  Platform fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.certaintio.com (https://www.certaintio.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/certaintio

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Certaintio Inc

*[See attached]*

# CERTAINTIO INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Certaintio Inc.
Wellesley Hills, Massachusetts

We have reviewed the accompanying financial statements of Certaintio Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 8, 2022
Los Angeles, California

**CERTAINTIO INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 50 | $ 5,234 |
| **Total Current Assets** | **50** | **5,234** |
| | | |
| Intangible Assets | 70,000 | 80,000 |
| **Total Assets** | **$ 70,050** | **$ 85,234** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Current Portion of Loans and Notes | $ 12,192 | $ - |
| Other Current Liabilities | 7,459 | - |
| **Total Current Liabilities** | **19,651** | **-** |
| | | |
| Promissory Notes and Loans | 186,708 | 70,300 |
| Simple Agreement for Future Equity (SAFEs) | 138,448 | 138,448 |
| **Total Liabilities** | **344,807** | **208,748** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 1,012 | 1,012 |
| Preferred Stock | 1,373 | 1,373 |
| Retained Earnings/(Accumulated Deficit) | (277,141) | (125,900) |
| | | |
| **Total Stockholders' Equity** | **(274,756)** | **(123,515)** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 70,050** | **$ 85,234** |

*See accompanying notes to financial statements.*

**CERTAINTIO INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and Administrative | 247,570 | 75,857 |
| Sales and Marketing | 3,274 | - |
| Total operating expenses | 250,844 | 75,857 |
| | | |
| Operating Income/(Loss) | (250,844) | (75,857) |
| | | |
| Interest Expense | 8,598 | - |
| Other Loss/(Income) | (108,200) | - |
| Income/(Loss) before provision for income taxes | (151,242) | (75,857) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (151,242)** | **$ (75,857)** |

*See accompanying notes to financial statements.*

# CERTAINTIO INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## (UNAUDITED)

| (in , $US) | Common Stock Shares | Common Stock Amount | Preferred Stock Shares | Preferred Stock Amount | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| **Balance—December 31, 2019** | 10,121,588 | **$ 1,012** | 13,728,416 | **$ 1,373** | **$ (50,043)** | **$ (47,658)** |
| Net income/(loss) | | | | | (75,857) | (75,857) |
| **Balance—December 31, 2020** | 10,121,588 | 1,012 | 13,728,416 | 1,373 | $ (125,900) | **$ (123,515)** |
| Net income/(loss) | | | | | (151,242) | (151,242) |
| **Balance—December 31, 2021** | **10,121,588** | **$ 1,012** | **13,728,416** | **$ 1,373** | **$ (277,141)** | **$ (274,756)** |

*See accompanying notes to financial statements.*

**CERTAINTIO INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (151,242) | $ | (75,857) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Amortization of Intangibles | | 10,000 | | 10,000 |
| Changes in operating assets and liabilities: | | | | |
| Other Current Liabilities | | 7,459 | | - |
| **Net cash provided/(used) by operating activities** | | **(133,783)** | | **(65,857)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Intangible Assets | | - | | - |
| **Net cash provided/(used) in investing activities** | | **-** | | **-** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowing on Promissory Notes and Loans | | 128,600 | | 70,300 |
| **Net cash provided/(used) by financing activities** | | **128,600** | | **70,300** |
| Change in Cash | | (5,183) | | 4,443 |
| Cash—beginning of year | | 5,234 | | 790 |
| **Cash—end of year** | **$** | **50** | **$** | **5,234** |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Certaintio Inc. was incorporated on May 1, 2018 in the state of Delaware. The financial statements of Certaintio Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wellesley Hills, Massachusetts.

Certaintio Incorporated provides software that authenticates, packages, secures against alteration, and theft protection, and provides user management for non-fungible tokens also known as NFTs. The Company's business model consists of three targets: direct to NFT owners through an online e-commerce portal, volume contracts with brands that create and sel NFTs, and license agreements with companies that integrate our technology into their NFT platforms. Our services are sold direct-to-consumer and businesses online. Users of our NFT application do not need to buy or sell their NFTs using cryptocurrencies; we will connect to established currency-based eCommerce platforms.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

**Intangible Assets**

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

**Income Taxes**

Certaintio Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn SaaS recurring revenues, where services will be sold direct-to-consumer and businesses online.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $3,274 and $0, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 8, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Accrued interest | | 7,459 | | - |
| **Total Other Current Liabilities** | **$** | **7,459** | **$** | **-** |

## 4. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Patent | $ | 100,000 | $ | 100,000 |
| **Intangible assets, at cost** | | **100,000** | | **100,000** |
| Accumulated amortization | | (30,000) | | (20,000) |
| **Intangible assets, Net** | **$** | **70,000** | **$** | **80,000** |

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $10,000 and $10,000, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

| Period | | Amortization Expense |
|---|---|---|
| 2022 | $ | (10,000) |
| 2023 | | (10,000) |
| 2024 | | (10,000) |
| 2025 | | (10,000) |
| Thereafter | | (30,000) |
| **Total** | **$** | **(70,000)** |

## 5. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 27,500,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 10,121,588 shares have been issued and are outstanding.

**Preferred Stock**

The Company is authorized to issue 15,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 13,728,416 shares of Preferred Shares have been issued and are outstanding.

## 6. DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtednes s |
| SBA EIDL loan | $ 199,000 | 3.75% | 12.05.2020 | 12.05.2050 | $ 7,459 | $ 7,459 | $ 12,192 | $ 186,708 | $ 198,900 | $ - | $ - | $ - | $ 70,300 | $ 70,300 |
| Total | | | | | $ 7,459 | $ 7,459 | $ 12,192 | $ 186,708 | $ 198,900 | $ - | $ - | $ - | $ 70,300 | $ 70,300 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ 12,192 |
| 2023 | 12,192 |
| 2024 | 12,192 |
| 2025 | 12,192 |
| 2026 | 12,192 |
| Thereafter | 137,940 |
| **Total** | **$ 198,900** |

**SAFE(s)**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| | | | | As of Year Ended December 31, | |
|---|---|---|---|---|---|
| **SAFE(s)** | **Borrowing Period** | **Valuation Cap** | **Discount** | **2021** | **2020** |
| Safes I - XII | Fiscal Year 2018 | not set | not set | $ 138,448 | $ 138,448 |
| **Total SAFE(s)** | | | | **$ 138,448** | **$ 138,448** |

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investors a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Preferred Stock discount price. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b) automatically receive from the Company a number of shares of the founders Preferred Stock equal to the purchase amount divided by the liquidity price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## 7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (70,175) | $ | - |
| Valuation Allowance | | 70,175 | | - |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (76,128) | $ | (5,953) |
| Valuation Allowance | | 76,128 | | 5,953 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $262,510, and the Company had state net operating loss ("NOL") carryforwards of approximately $262,510. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8. RELATED PARTY

When the company was formed in 2018 (after spin-out from Shuttersong Incorporated), each shareholder in Shuttersong Incorporated received the same number of shares in Certaintio that they held in Shuttersong at par value. Intellectual property (patents) developed by Shuttersong were sold to Certaintio for $100,000. Shuttersong took a promissory note in that amount on May 1, 2018, which later was repaid by the issuance of series of SAFEs.

In 2021 and 2020, Certaintio purchased $225,847 and $65,000 in contract labor from Shuttersong.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through July 8, 2022, which is the date the financial statements were available to be issued.

On June 15, 2022, the Company issued 415,000 stock options from 2018 Equity Incentive Plan. The option exercise price is $0.1182 and expiration date is June 14, 2032.

On June 26, 2022, the Company issued three Simple Agreements for Future Equity (SAFE) in the aggregate amount of $35,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $250,844, an operating cash flow loss of $133,783, and liquid assets in cash of $50, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Certaintio is pending **StartEngine Approval.**

# Certaintio

Package, protect and display multi-asset NFTs


certaintio
Package, protect and display multi-asset NFTs
NFT Protected by Certaintio
*This is a rendering of a future product. Images are computer generated demo versions.
Product is still currently under development and is not yet available on the market

Website | Wellesley, MA | TECHNOLOGY

**$0.00** raised

| | |
|---|---|
| **0** Investors | **$3.85M** Valuation |
| **$0.13** Price per Share | **$249.99** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$1.07M** Offering Max | Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

OVERVIEW

## Protecting the Next Generation of NFTs

Certaintio plans to go above and beyond conventional NFTs by taking multiple pieces of digital content and packaging them into a single encrypted file (for example, an image of a painting and a letter from the artist). With their purchase, the owner of the file may receive a unique digital key to unlock and view all the content, and to manage who else gets to view it and under what circumstances.

Our technology adds a layer of protection to NFTs by preventing any of the content from being altered. In addition, we see opportunities for future applications of our technology in many other markets requiring the protection and authenticity of images and data. We plan to align our technology with the emerging standards organization, such as the Content Authenticity Initiative (source).



Assured authenticity
No limit to media files packaged
Maintains "chain of ownership"
certaintio


**Certaintio's products and services are currently in the pre-production development stage and not yet available on the market.*

THE PROBLEM

## We believe NFTs Lack Protection and Authentic Verification



According to our research, lack of protection against duplication and alteration are the main reasons holding back market growth
certaintio


According to our research, the NFT market is experiencing integrity problems as people are able to duplicate NFTs without the knowledge or permission from creators and buyers.

In addition, as many NFTs now include multiple assets from a single creator, it is apparent to our team that there is no current method available to package a high-value multi-asset mixed media file so that it can be secured with an NFT, stored as a single URL, and protected against alteration or duplication.

**THE SOLUTION**

## Delivering NFT Consumers and Buyers Complete Control


Creator Application
Combines mixed media assets into a single NFT-ready package
Works with any exchange
Viewer Application
Validates ownership, displays media and prevents alteration
certaintio

We plan to create three core components of our technology that provide protection and authenticity to NFT creators, buyers, and sellers:

**1. The Certaintio NFT Packager**, is intended to combine multiple creator assets (including different media types) into a single NFT-ready file. In the process, we will create a preview wrapper that will allow anyone to see what's in the package without accessing the actual files themselves. We believe this will make stealing a Certaintio NFT nearly impossible, as viewers can only copy the representation of it.

**2. The Certaintio Viewer**, is intended to enable viewing by owners and shared viewing to friends while protecting against alteration and duplication. It may also act as a local store of NFT files.

**3. Third-party perpetual storage** - We plan to design Certaintio’s compatible technology to work with leading storage facilities across the NFT industry, including IPFS and NFT storage.

After this raise, we plan to establish partnerships with key digital exchanges across the industry. Once in-market, we plan to offer our technology as an add-on to NFTs created on their platforms. We also envision delivering independent, committed collectors a method for organizing their multi-asset NFTs and an authentication service to prove ownership for future sales.

We expect to have our first partnership signed within 30 days of the close of the offering. We are planning for the commercial beta version ready for release by May or June of 2023 including the ability to use our technology as an add-on to one or more exchanges.

THE MARKET

## A Massive Market In Urgent Need of Protection



The NFT market
$41 Billion (2021)
No known estimate of the standalone security portion
certaintio


*Markets Insider*, *Global Newswire*

The overall NFT marketplace is estimated to value at $41 billion as of 2021. There is no known estimate of the standalone protection portion of that market. To the best of our knowledge, no NFT security companies were in the market in 2021 (source).

We are aware of the recent challenges facing the NFT market, but out of that volatility we see new companies dedicated to organizing, protecting and managing different aspects of the NFT security layer are already emerging. Our aim is to become the foundational platform for a more secure future for the entire marketplace.

OUR TRACTION

## Patented Technology with a Solid Foundation



The core engine of our product has been up and running for
five years
certaintio


Our NFT protection technology is protected by US Patents 9,009,123, 10,972,746, and 11,258,922. While we are in the R&D phase of development, the core engine of our product has been up and running for five years and was used by Shuttersong Incorporated in 2017 to combine images into single files for social networking and display advertising.

We plan to develop further applications of our data packaging and protection technologies once Certaintio is in-market.

WHY INVEST

## Providing Protection and Authenticity to NFTs


We envision Certaintio becoming one of the leaders in packaging, protection and viewer management for NFTs
certaintio

We envision Certaintio becoming one of the leaders in the creation of and protection for NFTs as the foundation of a multi-dimensional integrity and authenticity ecosystem. As the volatility of the multi-billion NFT market creates an inevitable need for structure and accountability, we believe we are positioned to deliver a much-needed service to high-quality content and brands.

Join us as we work to build a better protected and authentic future for the next-generation NFT market.

**May 2018**
Our Company Launches!
Initial experiment to leverage multi-image patent for blockchain-based identity authentication

**June 2018**
Acquired IP
Certaintio acquired blockchain and authentication IP from Shuttersong

**January 2019**
First demonstration of distributed trust
Demonstrated authentication technology on simulated blockchain

**Jaunuary 2019**
Pivot to experimentation on NFTs
Emerging use of NFTs to buy and sell digital assets well aligned with our technology

**February 2021**
NFT security architecture design completed
Development team completed identification of key application design

**January 2022**
Agreement for rights to key US Patents
Development can get fully underway with the patent licenses and funding via StartEngine

**September 2022**
Launched on StartEngine
Own a piece of the NFT security layer with Certaintio

**June 2023**
Target date for beta application
Development team planned launch of prototype (ANTICIPATED)

## Meet Our Team



### William Agush

Chief Executive Officer

*Over the past 30 years, William has shaped dozens of technology brands including SmartBear, Gomez, PictureTel, Global Knowledge, Nuance, Brilig, Marketsoft and ServiceCEO and Prime Computer. Among his marketing "firsts" are the world's first simultaneous trans-Atlantic X.25 networking demonstration for Prime Computer (1982), and the world's largest dial-in global videoconference for PictureTel (1993). Now a holder of three patents and on his third start-up, William launched his first one in 1978. For the remainder of 2022, William will be winding down his involvement with Adsonica. He presently devotes 90% of his time to Certaintio.*



### Brian Howell

Chief Technology Officer

*A senior technology professional with over 20 years of industry experience, Brian has pioneered the growth of several product categories through much comprehensive research, innovative concepts and best-in-class software and hardware product development. He was part of the founding team at PictureTel (acquired by PolyCom). Over his 17 years there he helped establish new product directions that directly contributed to the company's explosive growth to a $500M public company.*



**Wendy Wheeler**

Director

*Wendy Wheeler is an advisor to technology start-ups and non-profits. She had a successful career was in management and marketing at technology companies such as IBM, Sun Microsystems and PictureTel, as well as emerging start-ups. She is now also involved in organizations in the U.S. and East Africa that promote gender equality through women's education and economic opportunities.*



**John Ivey**

Director

*John is a nationally recognized sports & entertainment marketing executive and corporate strategist. And he has continued to work at the leading edge of marketing technology and practices, previously developing some of the most successful national marketing campaigns for companies such as Diageo, Fidelity Investments, Liberty Mutual, Procter & Gamble, and many other industry leaders across an array of sectors.*

*John has helped clients ranging from fintech start-ups like Klarna to large holding companies, and has financed and/or produced TV shows for ESPN, PBS, NBC, and other networks. John received his undergraduate degree from Brown University, and his Master's of Science degree from the London School of Economics.*



**Gilman J. Anderson**

Director

*Gilman has' more than 30 years of cross-industry experience, he has a track record of increasing stakeholder value through strategic thinking, strong operational leadership, and extensive information technology knowledge.*

*He is also a member of various boards, and technophile.*

### Offering Summary

| | |
|---|---|
| **Company** | Certaintio Inc |
| **Corporate Address** | 41 Sawyer Road, Wellesley, MA 02481 |
| **Offering Minimum** | $9,999.99 |
| **Offering Maximum** | $1,069,999.84 |
| **Minimum Investment Amount (per investor)** | $249.99 |

### Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 76,923 |
| **Maximum Number of Shares Offered** | 8,230,768 |
| **Price per Share** | $0.13 |
| **Pre-Money Valuation** | $3,849,084.98 |

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***.

Amount-Based:

Perk Level 1:

Invest $1,000 and receive an invitation to private quarterly review calls

Perk Level 2:

Invest $2,000 and receive an invitation to private quarterly review calls & a question submitted in advance of each call

Perk Level 3:

Invest $5,000 and receive an invitation to private quarterly review calls, a question submitted in advance of each call, invitation to Founders Circle, monthly newsletter, and founder's email contact information

Perk Level 4:

Invest $10,000 and receive an invitation to private quarterly review calls, a question submitted in advance of each call, invitation to Founders Circle, monthly newsletter, founder's email contact information, and a private quarterly call

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Certaintio Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $13.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested. Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Certaintio to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "CERTAINTIO INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SECOND DAY OF MAY, A.D. 2018.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "CERTAINTIO INC." WAS INCORPORATED ON THE FIRST DAY OF MAY, A.D. 2018.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.

SECRETARY'S OFFICE DELAWARE

Jeffrey W. Bullock, Secretary of State

6867448 8300

SR# 20183258868

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202618834

Date: 05-02-18

**CERTIFICATE OF INCORPORATION**
**OF**
**CERTAINTIO INC.**

**FIRST**: The name of the corporation is Certaintio Inc. (the "Corporation").

**SECOND**: The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Suite R, Dover, DE 19901, Kent County. The name of its registered agent at such address is Resident Agents Inc.

**THIRD**: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 42,500,000 shares, consisting of 27,500,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and 15,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"), all of which are designated as Founders Preferred Stock, $0.0001 par value per share (the "Founders Preferred Stock").

The following is a statement of the powers, designations, preferences, privileges, and relative, participating, optional, and other special rights of the Common Stock and Preferred Stock, respectively:

A. COMMON STOCK

1. Increase or Decrease in Authorized Number. The number of authorized shares of Common Stock may be increased or decreased (but not below the combined number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

2. Voting Rights. Except as otherwise required by law, and subject to the voting rights provided to the holders of Preferred Stock, the holders of Common Stock shall have full voting rights and powers to vote on all matters submitted to stockholders of the Corporation for vote, consent or approval, and each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder.

3. Dividend, Liquidation and Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects with each other such share, and no dividends shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except for and subject to those rights expressly granted to the holders of Preferred Stock and except as may be provided by the laws of the State of Delaware, the holders of Common Stock shall have all other rights of stockholders, including, without limitation, (a) the right to receive dividends, when and as declared by the Board of Directors, out of assets lawfully available therefor, and (b) in the event of any distribution of assets upon a liquidation or otherwise, the right to receive ratably and equally all the assets and funds of the Corporation remaining after the payment to the holders of the Preferred Stock or of any other class or series of stock ranking senior to the Common Stock upon liquidation of the specific preferential amounts which they are entitled to receive upon such liquidation.

B. PREFERRED STOCK.

The rights, preferences, privileges and restrictions granted to and imposed upon the Preferred Stock are set forth in this Division B of Article Fourth. All cross-references contained in this Division B of Article Fourth refer to other paragraphs and/or sections within this Division B of Article Fourth. Capitalized terms not otherwise defined shall have the meanings ascribed to such terms as set forth in Section 7 of this Division B of Article Fourth.

1. Ranking. The Preferred Stock shall rank junior to Senior Stock and senior to Junior Stock for all purposes, including without limitation as to dividends, and distribution of assets on liquidation, dissolution, or winding-up of the Corporation.

2. Dividends.

(a) The holders of Preferred Stock shall be entitled to receive dividends (whether in cash, property or securities of the Corporation) with respect to any shares of Preferred Stock held by them, only if, when and as declared by the Board of Directors of the Corporation out of funds legally available for that purpose after the payment of dividends to the holders of each share of Senior Stock, prior and in preference to the payment of dividends to the holders of each share of Junior Stock and pari passu with the payment of dividends to the holders of each share of Dividend Parity Stock. Whenever any dividend (whether in cash, property or securities of the Corporation) is declared or paid on any shares of Preferred Stock, the Board of Directors of the Corporation shall also declare and pay a dividend on the same terms, at the same rate and in like kind upon each other share then outstanding of Preferred Stock.

(b) In the event that (i) the Board of Directors of the Corporation shall declare a dividend on the outstanding shares of the Preferred Stock or a dividend shall be due and payable pursuant to the provisions of Section 2(c) below with respect to the outstanding shares of Preferred Stock, (ii) the Board of Directors shall declare a dividend on the outstanding shares of any or all series of Dividend Parity Stock or a dividend shall otherwise be due and payable with respect to the outstanding shares of any or all series of Dividend Parity Stock and (iii) the assets of the Corporation available for payment of such dividends on the outstanding shares of Preferred Stock and any or all series of Dividend Parity Stock shall not be sufficient to pay the full amount of such dividends to the holders of outstanding shares of Preferred Stock and of such series of Dividend Parity Stock, then the holders of outstanding shares of Preferred Stock and the holders of outstanding shares of such series of Dividend Parity Stock shall share ratably in such assets of the Corporation according to the respective amounts that would be payable to them in respect of such shares of Preferred Stock or Dividend Parity Stock, as the case may be, held by them if the dividends payable on or with respect to all of such shares were payable in full.

(c) The Corporation shall not declare or pay any dividend (whether in cash, property or securities of the Corporation) upon any shares of Dividend Parity Stock or Junior Stock (other than a dividend declared or paid on Common Stock in the form of additional shares of Common Stock) unless the Corporation shall first pay, or simultaneously therewith declare and set apart cash, property or securities sufficient for the payment of, a dividend on the same terms, at the same or equivalent rate (calculated as provided in Section 2(d) below) and in like kind upon each share then outstanding of Preferred Stock, so that all outstanding shares of Preferred Stock participate in such dividend ratably (after giving effect to the provisions of Section 2(d) below) with such shares of Dividend Parity Stock or Junior Stock.

(d) For purposes of Section 2(c) above, the amount of any dividend (whether in cash, property or securities of the Corporation) payable with respect to each outstanding share of Preferred Stock and Dividend Parity Stock or Junior Stock, as applicable, shall be determined ratably based on the number of shares of Common Stock into which all then outstanding shares of Preferred Stock and Dividend Parity Stock or Junior Stock, as applicable, are then convertible.

(e) No fractional shares of capital stock shall be issued as a dividend pursuant to the provisions of this Section 2. In the event that any dividend pursuant to this Section 2 is in the form of capital stock and in the event that such dividend would, but for the provisions of this Section 2(e), result in the payment of a fractional share of capital stock to any holder of Preferred Stock or any series of Dividend Parity Stock or Junior Stock, the Corporation shall reduce the amount of such dividend or distribution payable to such holder by rounding down to the nearest whole number of shares.

3. Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, shall be distributed to the holders of the shares of Founders Preferred Stock and Common Stock, ratably based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. Unless the holders of a majority of the outstanding shares of Preferred Stock elect otherwise, an Acquisition will be regarded as a liquidation, dissolution, or winding-up of the affairs of the Corporation within the meaning of this Section 3.

4. Voting Rights.

(a) Each share of Preferred Stock shall entitle the holder thereof to vote, together with the holders of Common Stock, all of the other holders of Preferred Stock and the holders of any other class or series of voting stock of the Corporation (including Senior Stock), all voting together as a single class, on all matters as to which stockholders of the Corporation shall vote or shall be entitled to vote; provided, however, that the foregoing provisions of this sentence shall not limit, or be construed as limiting, any right that any shares of any or all other series of Preferred Stock (including Senior Stock) may have to vote separately as a series or separately from the shares of Preferred Stock, the Common Stock or any other class or series of voting stock of the Corporation, in either case on any matter as to which stockholders of the Corporation shall vote or shall be entitled to vote. Each share of Preferred Stock shall entitle the holder thereof to such number of votes per share as shall equal the number of shares of Common Stock (rounded down to the nearest whole number) into which such share of Preferred Stock is then convertible as provided in Section 5 hereof.

(b) In addition to the rights specified in Section 4(a) hereof, at any time when at least 700,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the holders of a majority in voting power of the Preferred Stock (voting as a separate class) shall have the exclusive right to elect one (1) member of the Board of Directors (the "Preferred Director"). The holders of a majority in voting power of the Common Stock (voting as a separate class) shall have the exclusive right to elect three (3) members of the Board of Directors (the "Common Directors"). In any election of the Preferred Director pursuant to this Section 4(b), each holder of Preferred Stock (each a "Preferred Stockholder" and collectively the "Preferred Stockholders") shall be entitled to one vote for each share of the Preferred Stock held, and no Preferred Stockholder shall be entitled to cumulate its votes by giving one candidate more than one vote per share. In any election of the Common Directors pursuant to this Section 4(b), each holder of Common Stock (each a "Common Stockholder" and collectively the "Common Stockholders") shall be entitled to one vote for each share of the Common Stock held, and no Common Stockholder shall be entitled to cumulate its votes by giving one candidate more than one vote per share. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation, and no stockholder shall be entitled to cumulate its votes by giving one candidate more than one vote per share of Common Stock (or share of Common Stock into which a share of Preferred Stock is then convertible as provided in Section 5 hereof). The exclusive voting rights of the Preferred Stockholders and Common Stockholders, contained in this Section 4(b), may be exercised at a special meeting of the Preferred Stockholders or Common Stockholders, as the case may be, called as provided in accordance with the By-laws of the Corporation, at any annual or special meeting of the stockholders of the Corporation, or by written consent of such Preferred Stockholders or Common Stockholders, as the case may be, in lieu of a meeting. Each director elected pursuant to this Section 4(b) shall serve from the date of his or her election and qualification until his or her successor shall have been duly elected and qualified, unless the written consent or meeting minutes electing such director provides for a shorter term. The Preferred Director shall have the right to sit on each committee of the Board of Directors.

(c) A vacancy in the directorship to be elected by the Preferred Stockholders, pursuant to Section 4(b) hereof, may be filled only by a vote of the holders of at least a majority in voting power of such Preferred Stock (voting as a separate class) either at a meeting of Preferred Stockholders called in accordance with the By-laws or by written consent in lieu of such meeting. A vacancy in the directorship to be elected by the Common Stockholders, pursuant to Section 4(b) hereof, may be filled only by a vote of the holders of at least a majority in voting power of such Common Stock (voting as a separate class) either at a meeting of Common Stockholders or of all stockholders of the Corporation called in accordance with the By-laws or by written consent in lieu of such meeting.

(d) At any time when at least 700,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, directly or indirectly, through a subsidiary or by amendment, merger, consolidation or otherwise, without the affirmative approval of the holders of shares representing a majority of the voting power of the Preferred Stock then outstanding (voting as a separate class on an as-converted to Common Stock basis), acting separately from the holders of Common Stock and all other securities of the Corporation, given by written consent in lieu of a meeting or by vote at a meeting called for such purpose, for which meeting timely and specific notice (a "Notice") shall have been given to each holder of such Preferred Stock, in the manner provided in the By-laws:

(i) amend this Certificate of Incorporation;

(ii) amend the By-laws of the Corporation except for any amendment to the By-laws that is approved by a majority of the Board of Directors of the Corporation if such majority includes the approval of the Preferred Director;

(iii) in any manner alter or change the designations, powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock, except for any such alterations or changes that do not adversely affect in any manner any of the rights of the Preferred Stock;

(iv) increase or decrease the authorized number of shares of Founders Preferred Stock;

(v) effect any merger or consolidation that involves the Corporation or any sale of all or substantially all of the assets of the Corporation;

(vi) except as otherwise required pursuant to Section 2 hereof and except for stock dividends payable in the form of additional shares of common stock, declare or pay any dividend or make any distribution with respect to shares of capital stock or securities of the Corporation (whether in cash, shares of capital stock or other securities or property);

(vii) make any payment (in cash or any other property) on account of the purchase, redemption or other retirement of any share of capital stock of the Corporation or any of its subsidiaries, other than the repurchase of unvested shares of Common Stock, held by employees or consultants at the time of, and in connection with, the termination of their employment or consultancy with the Corporation at a purchase price per share not to exceed the cost paid for such unvested shares by such employees or consultants;

(viii) incur any indebtedness for borrowed money in excess of $10,000 in the aggregate, including, without limitation, obligations and contingent obligations under guarantees, letters of credit and capital leases, unless approved by the Board of Directors (including the approval of the Preferred Director);

(ix) issue (or authorize the issuance) of any equity security (including, without limitation, any option or warrant) or any equity incentive of any kind (including, without limitation, any phantom stock, restricted stock unit, stock appreciation rights or other similar equity incentives) to any officer, director, employee, advisor or consultant, unless such equity security is reserved for issuance under the Corporation's Equity Incentive Plan;

(x) increase the authorized number of shares of Common Stock under the Corporation's Equity Incentive Plan or otherwise amend the Corporation's Equity Incentive Plan;

(xi) create, establish or adopt any equity incentive plan of any kind (including, without limitation, any stock option plan, any restricted stock grant plan, any restricted stock unit plan, any phantom stock plan, any stock appreciation rights plan or any other similar equity incentive plan) other than the Corporation's Equity Incentive Plan;

(xii) set, increase or otherwise change to the salary, bonus, benefits or any other element of compensation (including equity compensation and associated vesting schedules) of any member of senior management of the Corporation, any member of the Board of Directors or any family member or affiliate of any member of senior management or the Board of Directors, unless approved by the Board of Directors (including the Preferred Director) and such salary, bonus, benefits or other element of compensation (including equity compensation and associated vesting schedule) does not pertain to the Preferred Director or any of his or her family members or affiliates; or

(xiii) engage in any transaction or series of related transactions (other than any transaction contemplated under any of the foregoing clauses (i)-(xii)) with any member of senior management, any member of the Board of Directors or any family member or affiliate of any member of senior management or the Board of Directors, unless (A) approved by the Board of Directors (including the approval of the Preferred Director) and (B) such transaction or series of related transactions does not involve the Preferred Director or any of his or her family members or affiliates.

5. Optional Conversion.

(a) Each holder of outstanding shares of Preferred Stock shall have the right, exercisable by such holder (at its option) at any time or from time to time, to convert any or all of its shares of Preferred Stock into fully paid and nonassessable shares of Common Stock pursuant to, and in accordance with, the provisions of this Section 5. Each share of Preferred Stock shall convert into one share of Common Stock pursuant to this Section 5 (subject to Proportional Adjustment, the "Conversion Ratio"); provided, however, that cash shall be paid in lieu of the issuance of fractional shares of Common Stock, as provided in Section 5(e) hereof.

(b) Each holder of shares of Preferred Stock who exercises the right to convert any of such shares of Preferred Stock into shares of Common Stock pursuant to this Section 5 shall be entitled to payment of all declared but unpaid dividends accrued with respect to such shares of Preferred Stock up to the applicable Conversion Date.

(c) Any holder of outstanding shares of Preferred Stock may exercise the right to convert any or all of its shares of Preferred Stock into Common Stock pursuant to this Section 5 by delivering to the Corporation during regular business hours, at the office of the Corporation or any transfer agent of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted (each a "Preferred Stock Certificate"), duly endorsed or assigned in blank to the Corporation (if required by it), accompanied by written notice stating the number of shares represented by such Preferred Stock Certificate or Preferred Stock Certificates that such holder elects to convert and stating the name or names (with addresses) in which the certificate or certificates for the shares of Common Stock are to be issued. Such conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein, in each instance, as the "Conversion Date." As promptly as practicable thereafter, the Corporation shall issue and deliver to or upon the written order of such holder, at the place designated by such holder, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled, a check or cash in respect of any fractional interest in any share of Common Stock, as provided in Section 5(e) hereof, issuable with respect to the shares of Preferred Stock so converted and a check or cash in payment of all dividends declared but unpaid, if any, with respect to the shares of Preferred Stock so converted up to the applicable Conversion Date. The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of Common Stock on the applicable Conversion Date, unless the transfer books of the Corporation are closed on such Conversion Date, in which event the holder shall be deemed to have become the stockholder of record on the next succeeding date on which the transfer books are open, provided that the Conversion Ratio with respect to the shares of Preferred Stock converted shall be that in effect on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a Preferred Stock Certificate surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of such Preferred Stock Certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the unconverted number of shares of Preferred Stock represented by such Preferred Stock Certificate, which new certificate shall entitle the holder thereof to all the rights, powers and privileges of a holder of such shares.

(d) If a holder of shares of Preferred Stock shall surrender more than one share of Preferred Stock for conversion at any one time, then the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered.

(e) No fractional shares of Common Stock shall be issued upon conversion of shares of Preferred Stock. The Corporation shall pay a cash adjustment for any such fractional interest in an amount equal to the Current Market Price thereof on the applicable Conversion Date. Fractional interests shall not be entitled to dividends, and the holders of fractional interests shall not be entitled to any rights as stockholders of the Corporation in respect of such fractional interests.

(f) For all purposes of this Section 5, the applicable Conversion Ratio with respect to the Founders Preferred Stock shall be subject to adjustment from time to time as follows:

(i) If the number of shares of Common Stock outstanding at any time after the applicable Original Issuance Date is increased by a stock dividend payable in shares of Common Stock or by a stock split, subdivision or split-up of shares of Common Stock, then, following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, stock split, subdivision or split-up, the Conversion Ratio of the Founders Preferred Stock shall be appropriately increased in proportion to such increase in outstanding shares of Common Stock.

(ii) If, at any time after the applicable Original Issuance Date, the number of shares of Common Stock outstanding is decreased by a reverse stock split or combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Conversion Ratio of Founders Preferred Stock shall be appropriately decreased in proportion to such decrease in outstanding shares of Common Stock.

(iii) In the event, at any time after an applicable Original Issuance Date, of any capital reorganization, or any reclassification of the capital stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person or entity (other than consolidation or merger in which the Corporation is the continuing corporation) or of the sale or other disposition of all or substantially all the properties and assets of the Corporation to any other person or entity (any such transaction, an "Extraordinary Transaction"), the Corporation shall provide appropriate adjustment to the Conversion Ratio of Founders Preferred Stock outstanding after the effectiveness of such Extraordinary Transaction such that each share of Preferred Stock shall be convertible into the kind and number of shares of stock or other securities or property of the Corporation, or of the entity resulting from or surviving such Extraordinary Transaction, that would have been received if such share of Preferred Stock had been converted into Common Stock immediately prior to the effectiveness of such Extraordinary Transaction. The provisions of this Section 5(f)(iii) shall similarly apply to each successive Extraordinary Transaction.

(vi) All calculations under this Section 5(f) shall be made to the nearest one-hundredth of a cent ($.0001) or to the nearest one-tenth (1/10) of a share, as the case may be.

(vii) In any case in which the provisions of this Section 5(f) shall require that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (A) issuing to the holder of any share of Preferred Stock converted after such record date and before the occurrence of such event the additional shares of capital stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of capital stock issuable upon such conversion before giving effect to such adjustment, and (B) paying to such holder any cash amounts in lieu of fractional shares pursuant to Section 5(e) hereof; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

(g) Whenever the Conversion Ratio of Preferred Stock shall be adjusted as provided in Section 5(f) hereof, the Corporation shall forthwith file and keep on record at the office of the Secretary of the Corporation and at the office of any transfer agent for Preferred Stock or at such other place as may be designated by the Corporation, a statement, signed by its President, Chief Executive Officer, Treasurer or Chief Financial Officer, showing the facts requiring such adjustment and the Conversion Ratio of Preferred Stock that shall be in effect after such adjustment. The Corporation shall also cause a copy of such statement to be sent to each holder of Preferred Stock at such holder's address appearing on the Corporation's records.

(h) In the event the Corporation shall propose to take any action of the types described in Section 5(f)(i), (ii), or (iii) hereof, the Corporation shall give notice to each holder of Preferred Stock at such holder's address appearing on the Corporation's records, which notice shall specify the record date, if any, with respect to any such action and the date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Ratio of Preferred Stock and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon conversion of Preferred Stock at any time following the effective date of such action. In the case of any action that would require the fixing of a record date, such notice shall be given at least 10 days prior to the record date so fixed, and in the case of any other action, such notice shall be given at least 15 days prior to the taking of such proposed action.

(i) The Corporation shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of capital stock of the Corporation upon conversion of any shares of Preferred Stock; provided, however, that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder in respect of which such shares of Preferred Stock are being issued.

(j) The Corporation shall reserve, free from preemptive rights, out of its authorized but unissued shares of Common Stock a sufficient number of shares of Common Stock to provide for the conversion of all outstanding shares of Preferred Stock.

(k) All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable, not subject to any preemptive or similar rights and free from all taxes, liens or charges with respect thereto created or imposed by the Corporation.

(l) Shares of Preferred Stock converted as provided in this Section 5 shall not be reissued.

6. Automatic Conversion. Upon the occurrence of an Event of Conversion, all shares of Preferred Stock then outstanding shall, by virtue of, and simultaneously with, the occurrence of the Event

of Conversion and without any action on the part of the holders thereof, be deemed automatically converted into that number of fully paid and nonassessable shares of Common Stock into which such shares would have been convertible in the event of optional conversion at such time pursuant to Section 5 hereof. The provisions of Section 5 hereof shall apply to any such automatic conversion.

7. Definitions. As used herein, the following terms shall have the following meanings:

"Acquisition" shall mean a consolidation or merger of the Corporation with or into any other corporation, partnership, limited liability company or other entity (other than any such merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation beneficially own, directly or indirectly, a majority of the outstanding capital stock or equity interest of the surviving corporation, partnership, limited liability company or other entity immediately after such merger or consolidation), a sale or other transfer of all or substantially all of the voting capital stock or assets of the Corporation, or the exclusive license of all or substantially all or substantially all of the Corporation's intellectual property to a third party.

"Conversion Date" shall have the meaning set forth in Section 5(c) hereof.

"Current Market Price" shall mean, as of the day in question, the fair market value of a share of Common Stock on such date, as determined in good faith by the Board of Directors of the Corporation.

"Dividend Parity Stock" shall mean Other Stock ranking, as to payment of dividends, pari passu with the Preferred Stock.

"Event of Conversion" shall mean the first to occur of (i) the consummation of a firm commitment underwritten public offering of Common Stock of the Corporation registered under the Securities Act of 1933, as amended, in which the net proceeds to the Corporation are at least $25,000,000, and (ii) the taking of any vote or the adoption of any written consent by the holders of a majority in voting power of the Preferred Stock (voting as a separate class) electing to convert all of the then outstanding shares of Preferred Stock into Common Stock.

"Extraordinary Transaction" shall have the meaning set forth in Section 5(f)(iii) hereof.

"Junior Stock" shall mean (i) the Common Stock and (ii) Other Stock ranking, as to payment of dividends or upon liquidation, junior to the Preferred Stock.

"Original Issuance Date" shall mean the date hereof.

"Other Stock" shall mean any class or series of capital stock of the Corporation (other than Founders Preferred Stock and Common Stock) that may be duly authorized or designated at any time and from time to time.

"Parity Stock" shall mean Other Stock ranking pari passu with the Preferred Stock.

"Preferred Stock Certificate" shall have the meaning set forth in Section 5(c) hereof.

"Proportional Adjustment" shall mean a proportional or other equitable (i.e., mathematically equivalent) adjustment made to the applicable Conversion Ratio of Preferred Stock upon the occurrence of a stock split, reverse stock split, stock dividend, stock combination, reclassification or other similar change with respect to the Preferred Stock.

"Senior Stock" shall mean Other Stock ranking, as to payment of dividends or upon liquidation, senior to the Preferred Stock.

**FIFTH**: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for defining and regulating the powers of the Corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the Corporation by statute, but are subject to any contrary provisions contained herein:

(a) The election of directors need not be by written ballot.

(b) The Board of Directors shall have the power and authority:

(1) to adopt, amend or repeal by-laws of the Corporation (the "By-laws"), subject only to such limitation, if any, as may be from time to time imposed by law or the By-laws; and

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the Corporation, including after acquired property, and to exercise all of the powers of the Corporation in connection therewith; and

(3) subject to any provision of the By-laws, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the Corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the Corporation except as conferred by statute or authorized by the By-laws or by the Board of Directors.

**SIXTH**: No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Sixth shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Incorporation to be duly executed on behalf of the Corporation as of May 1, 2018.

**CERTAINTIO INC.**

By: ___________________________________

Name: William Agush

Title: Sole Incorporator